U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:	December 30, 2013

IAT Reinsurance Company, Ltd.

NEWS RELEASE

MFC AND KELLOGG GROUP ANNOUNCE ELECTION OF DIRECTORS

NEW YORK (December 27, 2013) . . . MFC Industrial Ltd. ("MFC" or the "Company") (NYSE: MIL) and IAT Reinsurance Company, Ltd. and Peter Kellogg (the "Kellogg Group") are pleased to mutually announce that the Company withdrew its nominees for election as directors and that, as a result, Peter Kellogg and William Horn were elected unopposed as directors of the Company at its shareholders meeting held on December 27, 2013.

Michael Smith, Chief Executive Officer of the Company, stated: "I look forward to working with the new directors in the best interests of the Company."

Mr. Kellogg stated: "We are pleased to have representation on the board of MFC and enhancing value for all stakeholders."

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities, including its integrated commodities operations, mineral and hydrocarbon interests, which focus on metals, energy, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties.

To obtain further information on the Company, please visit its website at www.mfcindustrial.com.

About IAT

IAT is a Class 3-A Bermuda-domiciled reinsurer. IAT’s head office is located at 48 Wall Street, 30th Floor, New York, NY 10005. IAT is an active underwriter of commercial and personal lines property and casualty reinsurance and insurance, directly and through its eight wholly-owned insurance subsidiaries domiciled and licensed in the US.

PAGE 1/1

MFC INDUSTRIAL LTD.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual general and special meeting (the "Meeting") of shareholders (the "Shareholders") of MFC Industrial Ltd. (the "Company") held on December 27, 2013 in Hong Kong SAR, China.

Election of Directors

Peter Kellogg and William Horn were elected as Class II directors of the Company.

Appointment of Auditors

PricewaterhouseCoopers LLP was appointed the Company's auditors for the ensuing year and the Company's directors were authorized to fix the remuneration to be paid to such auditors.

Advance Notice Policy

The resolution affirming, ratifying and approving the Company's Advance Notice Policy, details of which were described in the Company's Management Proxy Circular dated November 29, 2013, was passed.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

MFC INDUSTRIAL LTD. Suite 1620 – 400 Burrard Street Vancouver, British Columbia V6C 3A6

2.	Date of Material Change:

The material change described in this report occurred on December 27, 2013.

3.	News Release:

On December 27, 2013, MFC Industrial Ltd. (the "Company") issued a news release through the facilities of PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change:

At the Company's Annual General and Special Meeting held on December 27, 2013 (the "Meeting"), Peter Kellogg and William Horn were elected unopposed as Class II directors of the Company. The Company's shareholders also approved the Company's advance notice policy dated November 18, 2013 (the "Advance Notice Policy") at the Meeting.

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

Peter Kellogg and William Horn were elected unopposed as Class II directors of the Company at the Meeting. In addition to the election of Peter Kellogg and William Horn as directors of the Company, the Company's Advance Notice Policy was ratified, confirmed and approved.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted by any of the securities commissions respecting the material change and this report:

Michael Smith President and Chief Executive Officer Telephone: (604) 683-8286 (contact through Rene Randall)

9.	Date of Report:

December 30, 2013